Mail Stop 3561

November 21, 2007

Barry J. Gordon, Chief Executive Officer
North Shore Acquisition Corp.
175 Great Neck Road, Suite 204
Great Neck, NY 11201-3313

      Re: North Shore Acquisition Corp.
               Amendment No. 2 to Registration Statement on Form S-1
               Filed October 24, 2007
               File No. 333-145278

Dear Mr. Gordon:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. We note your response to comment 1 in our letter dated October 19, 2007. Also, we note your changes to the Prospectus Summary on pages 3 and 12 of your document. We continue to believe, however, that the summary unnecessarily repeats information already appearing on the cover of the prospectus as well as the body of your document. Again, the summary section is only intended to provide a brief overview of the key aspects of the offering and not detailed information that properly appears in the body of the prospectus. Please revise.

2. We note your response to comment 2 in our letter dated October 19, 2007. In your disclosure on page 37, you state that none of your officers, directors, existing stockholders, or their affiliates has "any present intention" to present you with any potential target business that they have become aware of through their other business activities. Also, you state that you do "not anticipate acquiring an entity that is either a portfolio company of, or has otherwise received a financial

investment from, an investment banking firm (or an affiliate thereof) that is affiliated" with your officers, directors, and existing shareholders. Further, you state that "if circumstances change" and you determine that you will acquire this type of entity, you will request an opinion from an independent investment firm stating that the business combination is fair to your unaffiliated shareholders from a financial point of view. In addition, if you acquire an entity that your officers, directors, existing stockholders, or their affiliates become aware of through their other business activities or one that receives a financial investment from, an investment banking firm, or an affiliate of that firm, that is affiliated with your officers, directors, and existing shareholders, please discuss whether you will determine and disclose to your shareholders if the terms of the acquisition were similar to those you would have received from an unaffiliated third party.

Summary Financial Data, page 13

3. We note your response to comment 4 in our letter dated October 19, 2007. We continue to believe that non-current asset classification is appropriate for funds held in trust that will not be available to fund working capital requirements. In particular, because the funds will not be released from the trust account until the earlier of the completion of a business combination or your liquidation, it appears the funds "are restricted as to withdrawal or use for other than current operations" and should be excluded from current assets in accordance with paragraph 6 of Chapter 3 of ARB 43. Furthermore, paragraph 4 of this guidance indicates that current assets include only those assets "reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business." On page 29, you disclose that you "will likely use substantially all of the net proceeds of this offering, including the funds held in the trust account, to acquire a target business and to pay [your] expenses relating thereto." In this regard, it appears you reasonably expect to use the funds held in trust to acquire a business, rather than to fund current operations, which further suggests that non-current classification is appropriate. Again see paragraph 6 of Chapter 3 of ARB 43. In light of the above cited guidance, please explain to us in detail how you concluded current asset classification is appropriate, including reference to the authoritative accounting literature you relied upon. Finally, please tell us whether you consulted your auditors with respect to this issue and whether they agree with your conclusion.

Liquidation if No Business Combination, page 42

4. We note your response to comment 7 in our letter dated October 19, 2007. In the second full paragraph on page 43, you state that there is a possibility that the per share liquidation distribution may be greater than $8.00, and the likelihood of this possibility increases with the amount of time that it takes you to complete a business combination. Please disclose the necessary amount of funds, interest

rates, and time required for the per share price to be $8.00 or greater and the likelihood that investors will receive this price upon liquidation.

Financial Statements, page F-1

5. Please disclose your fiscal year end and confirm for us that you are not required to update your audited financial statements in accordance with Rules 3-01(d) and 3-12 of Regulation S-X.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Alan Miller, Esq.
         Graubard Miller
         Via Facsimile